RMS

PUBLIC

18006676

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 22 2018
Washington DC
415

SEC FILE NUMBER
~~8-46350~~

8-51390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TRADE-PMR, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 NW 41ST STREET
(No. and Street)

GAINESVILLE	**FL**	**32606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES CHRISTENSEN **352-332-1938**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

BW

OATH OR AFFIRMATION

I, **CHARLES CHRISTENSEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **TRADE-PMR, INC.**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA
CAROLYN PALMER
MY COMMISSION # FF 112142
EXPIRES: April 13, 2018
Bonded Thru Budget Notary Services

Charles Christensen
Signature

CFO
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE-PMR, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2017

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Trade-PMR, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trade-PMR, Inc.'s management. Our responsibility is to express an opinion on Trade-PMR, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trade-PMR, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Trade-PMR, Inc.'s auditor since 2011.

Maitland, Florida

March 13, 2018

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:	
Cash and cash equivalents	$ 798,768
Deposit with clearing broker	100,483
Receivables from clearing broker	795,046
Accounts receivable	120,224
Prepaid expenses and other current assets	158,008
Property and equipment, net of accumulated depreciation of $282,568	173,205
Total assets	$ 2,145,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 391,342
Subordinated loan	320,000
Deferred tax liability	58,890
Total liabilities	770,232
Stockholder's equity:	
Common stock, $.01 par value, 10,000 shares authorized 1,656 shares issued and outstanding	17
Additional paid-in capital	739,188
Retained earnings (deficit)	636,297
Total stockholder's equity	1,375,502
Total liabilities and stockholder's equity	$ 2,145,734

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Basis of Presentation - Trade-PMR, Inc. (the "Company") is a wholly-owned subsidiary of Trade-PMR Group, Inc. (the "Parent") and is headquartered in Gainesville, Florida. The U.S. dollar ($) is the functional currency of the Company.

Nature of Operations - The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership. The Company is an introducing broker-dealer and clears its trades through First Clearing LLC (the "Clearing Broker"). The Company provides a trading platform to independent investment advisors and also earns interest rebates on customer accounts.

The Company was incorporated on October 30, 1998, in the State of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments - Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results and the Company uses specific write-off.

Property and Equipment – Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Revenue recognition - Customers' securities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly on an as earned basis.

Income taxes - The Company is included in the consolidated tax return filed by Trade-PMR, Inc. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Trade-PMR, Inc. .

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2017, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued) - believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

The federal and state income tax returns of the Company for 2016, 2015, and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for the annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Leases – In February 2016, the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

3. RELATED PARTY TRANSACTIONS

On January 1, 2014, the Company entered into a month to month real property operating lease agreement ("Agreement") with Trade-PMR Parkview, LLC, a related party. The parties mutually agreed that this lease supersedes all prior leases. During 2017 the company paid rents of $7,000 per month for a total of $84,000.

On June 1, 2014, the Company entered into a Management Services Agreement with its parent company Trade-PMR Group, Inc. The agreement may be terminated by either party. During the year, the Company paid a total of $346,000 under this agreement.

Total payments under these agreements to both related parties totaled $455,000 during the year which is recorded in the parent company expense on the Statement of Income. Additional sponsorship fees of $25,000 were paid during 2017 for a conference organized by its Parent Company.

4. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at December 31, 2017:

Computers	355,119
Art	17,636
Office furniture	83,018
	455,773
Less: accumulated depreciation	282,568
	$ 173,205

Depreciation expense for the year ended December 31, 2017 was $56,199.

5. INCOME TAXES

The company files a corporate income tax return which consolidates the net income for all related parties. In accordance with GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

The components of the income tax provision are shown below:

Federal Income Tax Expense	$ 169,149
State Income Tax Expense	42,038
Provision for income taxes	$ 211,187

The amount of deferred taxes payable is recognized as of the date of the financial statements, utilizing current tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2017, the Company's deferred tax liability between the treatment of tax and book related assets and liabilities was $58,890.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital requirement and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017 the Company had net capital of $975,729 which was $925,729 in excess of its required net capital of $50,000. The Company had a ratio of aggregate indebtedness to net capital of 46.14% based on an aggregated indebtedness of $450,232 at December 31, 2017.

8. COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, the company has settled 5 pre-arbitration claims totaling $84,688 which ranged from $6,000 to $31,000.

Also, as of December 31, 2017 there was one unresolved arbitration claim. This arbitration was filed by an unaffiliated registered investment adviser claiming the Company failed to execute an order. The Company contends the claim is without merit and has defenses available to vigorously contest the claim. Based on current information and advice of counsel, the outcomes of all ongoing arbitrations are not expected to have a material adverse effect on the Company's financial position.

The Company has been subject to an ongoing examination by FINRA throughout 2017 and has been referred to enforcement. FINRA asserts the Company failed to establish adequate compliance and supervisory procedures relating to Anti-Money Laundering, Regulation S-P, complaint reporting, and an overall supervisory system. The review of the identified inadequacies is ongoing and the disposition is unknown. The disposition has the potential to result in fines assessed against the Company, but an amount cannot be estimated.

9. SUBORDINATED LOAN

The Company obtained a subordinated loan from its clearing firm on November 29, 2013. The loan in the amount of $800,000 is due to First Clearing, LLC. Under the terms of this loan, the loan is treated as subordinated debt. The loan is a term loan and is payable over five annual installments of $160,000 in

9. SUBORDINATED LOAN(continued)

principal, and bears interest at prime rate plus 1.75% resetting annually at the anniversary of the loan origination date. The loan is unsecured and has been approved by FINRA. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Interest paid in 2017 to First Clearing related to this agreement was $24,533.

The loan repayment schedule was extended in 2014 with first installment scheduled to begin December 1, 2015. The current repayment schedule is as follows:

Installment Payment Due Date	Principal Installment Amount	Balance Owed
December 1, 2018	$160,000	$160,000
December 1, 2019	$160,000	$160,000
	$320,000	$320,000

10. RETIREMENT PLAN

The Company sponsors a 401 (k) profit sharing plan ("Plan") that covers eligible employees. Beginning in 2015 the Plan was amended for the Company to make matching contributions up to 5% of eligible employee voluntary salary deferrals.

The Plan provides for contributions to eligible employees based on total compensation. The plan also provides for voluntary salary deferrals for eligible employees. The Company's matching contributions made to the Plan for the year ended December 31, 2017 were $129,546.

11. ADVERTISING COST

The Company expenses the cost of advertising as incurred.

12. SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2018 through March 13, 2018, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.